UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2008

Commission File Number: 001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release of Nordic American Tanker Shipping Limited, dated May 5, 2008, announcing its financial results for the first quarter of 2008.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NYSE:NAT) – Announces Dividend and Earnings in respect of the 1st Quarter of 2008

Hamilton, Bermuda, May 5th, 2008

Nordic American Tanker Shipping Ltd. (“Nordic American” or “the Company”) today announced its results for the 1st quarter of 2008. The Company’s results improved substantially in 1Q08 compared with the two proceeding quarters. Dividend for 1Q08 of $1.18 was 136% per share up on 4Q07 when the dividend was $0.50 per share. The strong spot market during 1Q08 produced time charter earnings equivalent to $46,600 per day for our vessels in the spot market – compared with an average of about $27,000 per day during 4Q07. The strong market has continued in the second quarter. So far in 2Q08 the spot freight rate level for our vessels is significantly higher than what we achieved for 1Q08. The Company has now declared a dividend for 43 consecutive quarters since the autumn of 1997 when our first three vessels were delivered.

Highlights:

•	The Board of Directors has declared a dividend of $1.18 per share for the 1st quarter of 2008. The dividend is expected to be paid on June 3rd, 2008, to shareholders of record as of May 23rd, 2008.

•	Net income for 1Q08 was $0.78 per share based on the average number of shares outstanding during the quarter – 29,975,312 – the same number of shares issued and outstanding as of December 31st, 2007.

•	In 1Q08 total offhire was 28 days related to planned drydockings.

•	Our fleet now consists of 14 double hull suezmax tankers including the two newbuildings to be delivered in 4Q09 and in April 2010. In the autumn of 2004 the Company had three suezmax tankers.

•	We are now starting to see the income and cost benefits from consolidation of the commercial and technical functions; a development that can be expected to continue.

•
The conversion of oil tankers into dry cargo vessels and into vessels for the offshore oil industry has continued, thereby moderating the growth in the world tanker fleet. Our two newbuildings are on schedule with planned deliveries in 4Q09 and April 2010. However, a general tendency of delays at some yards can now be expected, dampening the supply growth of tanker tonnage.

•
In April the Company extended its $500 million Credit Facility by three years – from September 2010 up to September 2013 - on the same terms as agreed when the Credit Facility was established in September 2005.

Dividends per Share, Earnings per Share and Financial Information:

The operating cash flow(1) was $36.9m for 1Q08, compared to $17.2m for 4Q07 and $36.1m for 1Q07.

The Board has declared a dividend of $1.18 per share in respect of 1Q08. A dividend of $0.50 per share was declared for 4Q07.  The dividend for 1Q07 was $1.24 per share. The development of the dividend is above all a direct reflection of the level of the spot tanker market.

Net income for 1Q08 was $23.4m, or $0.78 per share (EPS).  This compares to a net income of $1.7m or $0.06 per share for 4Q07. In 1Q07, net income was $22.8m, or $0.85 per share.  In 1Q08 the Company incurred one time costs equivalent to $0.04 per share due to loss of income following drydockings - 18 days for one vessel and 10 days for another vessel which was in drydock at the turn of the year 2007/2008. Two vessels have already finished their planned drydockings in 2Q08 and another will be in planned drydock before the end of 2Q08. The estimated total offhire between the three vessels is about 50 days. The drydockings this year have been carried through efficiently on or below budget – costwise and timingwise.

In 3Q08 two vessels are planned for drydocking with an estimated offhire of about 35 days between them. Thereafter, there is no planned drydocking until 2010 for our current fleet.

The Company does not engage in freight or interest derivatives.

We consider our general and administrative costs per day per ship to be at a low level. We also continue to have a strong focus on keeping the operating costs of our vessels low. However, we note the continuing upward pressure across the shipping industry on vessel operating costs – above all related to crewing costs, lubricating oil costs and repair and maintenance costs.  We now see synergies coming from the consolidation of our commercial and technical operations.

We estimate that our average cash breakeven for our trading fleet of 12 vessels is approximately $9,500 per day per vessel.  The cash breakeven level has been reduced following reduced interest costs on our debt. When the freight market is above this level, the Company can be expected to pay dividend based on its strategy. The breakeven rate is the amount of average daily revenues for our vessels which would cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

The debt financing of the two newbuildings, is not expected to impact dividend payments to shareholders nor earnings in the period up to delivery of the vessels.

At the end of 1Q08, our net debt was approximately $8.1m per vessel or $97.3m in total. At the same time we have approximately $384m undrawn under our $500m revolving credit facility with maturity in September 2013.  There is no repayment obligation during the term of the facility, and the Company pays interest only on drawn amounts, and a commitment fee for undrawn amounts.

The credit crunch is impacting the shipping sector as banks have increased their margins and they have introduced stricter credit policies. This tendency has not impacted the Company. Reflecting the banks confidence in the Company, in April this year the Company entered into an agreement with leading shipping banks to extend the tenure of the Company’s Credit Line of $500 million by three years - from September 2010 up to September 2013 - on the same terms as agreed when the Credit Facility was established in September 2005. The extension of three years gives the Company a high degree of flexibility for future expansion.

The Company has one of the strongest balance sheets in the tanker industry, providing flexibility for the Company if a weaker freight environment should occur. It is apparent that some shipping companies are now facing challenges when it comes to financing their large newbuilding programs as shipping banks are more restrictive than before in granting credit. In such an environment the relative competitive position of the Company is improved.

For further details on our financial results, please see later in this release.

The Fleet:

Eleven of the Company’s 12 trading vessels are employed in the spot market, while one vessel remains employed on a long-term fixed rate charter.

By way of comparison, in the autumn of 2004 the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. During 1Q08, we also had 12 vessels in operation. With the two newbuildings announced in November 2007, the Company will have a fleet of 14 vessels.

Vessel	Dwt	Employment

Gulf Scandic	151,475	Long term fixed charter
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Newbuilding	163,000	Delivery in 4Q09
Newbuilding	163,000	Delivery by end April 2010
Total 2,194,791

The Market:

The average spot market rate for modern suezmax tankers, according to the Imarex Tanker Index, was $43,635 per day for 1Q08 compared to $43,511 per day during 4Q07.

The average daily rate for our spot vessels was about $46,600 per day net to us during 1Q08 compared with $27,000 for 4Q07. At the time of this writing – so far into 2Q08 - the average rate for our 11 spot vessels is significantly higher than for 1Q08.  We expect that freight rates may continue to fluctuate significantly.

The graph shows the average yearly spot rates as from 2000 as reported by R.S. Platou Economic Research a.s. The rates as reported by shipbrokers may vary from the actual rates we achieve in the market.

Recent statistics indicate that the world suezmax fleet shrank marginally during 1Q08 (2 vessels) – now standing at 360 vessels. There are uncertainties associated with this number as we see that deliveries from some yards are being delayed. As at the end of 1Q08, there are 46 single hull vessels still in service but they are expected to be phased out from the tanker trade by 2010. A recent high profile pollution incident in Korean waters has further damaged the weak position of single hull tankers.  We believe that this development is advantageous for our Company, which owns only double hull tankers. Following the strength of the offshore oil industry and the dry cargo market, both suezmax tankers and very large crude carriers are being withdrawn from the tanker market as they are converted to other purposes – such as offshore vessels and dry bulk carriers. From January 2006 through the end of 2007 about 10 million dwt of tanker tonnage has been scheduled for conversion to nontanker purposes. This development has also the effect of dampening tanker supply growth.

In summary, the supply side dynamics contribute to dampening the tanker supply growth, compared with earlier expectations.

The level of the tanker market is essentially a function of supply and demand for tanker tonnage. In addition to the supply of new vessels from the ship yards, adjusted for phasing out single hull tonnage and for other vessel deletions, the level of the tanker market in the foreseeable future is above all dependent on the development of the world economy.  So far we have not seen that the instability of the financial markets has impacted trade flows in the crude oil business.  Far Eastern countries and other emerging areas including South America, are showing strong economic growth, which to some extent is balancing out the economic challenges in the United States and the Western world. The importance of China is reflected by recent statistics from China’s Customs to the effect that the country’s crude oil imports increased by 25% in March this year on a year on year basis to reach a new record high of 4.1 mill barrels a day, having risen 13% from February this year.

Strategy going forward

The operations of the Company are based on its unique and transparent operating model. Some other listed companies have on occasions changed policies and invested in sectors outside of their core business. In the foreseeable future we intend to stick to our operating model and to our core business. Going forward, our policy is that growth should be accretive; that is, after an acquisition of vessels or other forms of expansion, the Company should be able to pay higher dividend than before such an event. We are actively assessing expansion alternatives for the Company. A full dividend payout policy with high spot market exposure and a strong balance sheet should continue to provide for a competitive yield compared with other shipping companies.

We focus on a cost efficient management of the Company, both in regard to the operating expenses of the vessels and general and administrative expenses (G&A). The Company’s G&A costs continue to be among the lowest in the industry.

We regard it as extremely important that the interests of management are aligned with those of shareholders.

The Company's exposure to the spot market is based on our analysis showing that the spot market over time can be expected to produce higher revenues on average than the time charter market.  A certain amount of term charter coverage is also being contemplated from time to time.

The main objective of the Company is to maximize its risk adjusted total return(2) for shareholders via a transparent, predictable and simple strategic platform.

* * * * *
________________________

(1)
Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies.  Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges.  Please see page 6 for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)  The total return is based on the price for our common shares plus dividends reinvested in our common shares.

NORDIC AMERICAN TANKER SHIPPING LIMITED

Reconciliation of non-GAAP financial measures
(Amounts in USD '000)

	Three Months Ended			Twelve Months Ended
	Mar.31, 2008	Dec. 31, 2007	Mar. 31, 2007	Dec. 31, 2007
Voyage revenue	51 726	40 174	58 049	186 986
Voyage expenses	(4 851)	(13 315)	(13 445)	(47 122)
Net voyage revenue (1)	**46 875**	**26 859**	**44 605**	**139 864**

	Three Months Ended		
	Mar. 31, 2008	Dec.31, 2007	Mar. 31, 2007
Income from vessel operations	25 030	3 115	25 535
Depreciation	11 414	11 234	10 188
Non-cash general & adminstrative costs	507	2 890	374
Operating Cash Flow (2)	**36 951**	**17 239**	**36 097**

(1) Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2) Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated:  May 5, 2008                                                                         By:  /s/ Herbjørn Hansson

       Herbjørn Hansson
Chairman, Chief Executive Officer and President

SK 01318 0002 880540